Exhibit 99.1

JamesHardie

James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

5 September 2017

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 1 September 2017.

Yours faithfully

Natasha Mercer
Company Secretary

Notice Pursuant to Part 17, Chapter 4 of the Companies Act 2014

To: James Hardie Industries plc (the "**Company**")
Europa House, Second Floor
Harcourt Centre
Harcourt Street
Dublin 2, Ireland

The matters set out in the table below are hereby notified by the person named as the Notifier in the table below pursuant to Part 17, Chapter 4 of the Companies Act 2014 of Ireland.

Name of person, body corporate, firm, etc. having the notifiable interest ("Notifier")	Baillie Gifford & Co and Baillie Gifford Overseas Limited as discretionary managers for their clients		
Address of the Notifier	Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN		
Date of this notice	01 September 2017		
Notifiable event ("Event")	Disposal of CHESS Units of Foreign Securities ('CUFS')		
Date of Event	31 August 2017		
No. of shares in which interested immediately before the Event	No.		Class
	13,684,303		CUFS
No. of shares in which interested immediately following the Event	12,698,656		CUFS
Details of each registered holder of the shares if different from the Notifier	No. of shares before the Event	No. of shares after the Event	Name and address of registered holder
	Baillie Gifford & Co (BG&Co) is a Scottish Partnership and is the ultimate parent of a group of companies. Baillie Gifford Overseas Limited (BGO) is a wholly owned subsidiary of BG&Co. Both companies are investment managers who act under discretionary investment management agreements for their clients. The address for BG&Co and BGO is Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN.		
Does the notifiable interest arise from an agreement referred to in Section 1055 of the Companies Act 2014 of Ireland? (If yes, provide names and addresses of the parties to the agreement, the number of shares each party is interested in individually and the registered holder of such shares if different.)	No.		

Yours sincerely,

A. Codd

for and on behalf of Baillie Gifford & Co and Baillie Gifford Overseas Limited